NXP to Acquire Automotive Networking Pioneer Aviva Links, Accelerating Asymmetrical ASA Multi-Gigabit Connectivity in
Software-Defined Vehicles

•NXP expands its automotive networking & connectivity portfolio with the acquisition of Aviva Links, a pioneer of ASA-based asymmetrical links for ADAS and IVI applications
•ASA-based asymmetrical multi-gigabit links help OEMs produce interoperable network architecture based on an open standard
•OEMs and Tier-1-suppliers benefit from NXP’s complete networking and connectivity solution covering asymmetrical and symmetrical links

EINDHOVEN, The Netherlands, December 17, 2024 - NXP Semiconductors N.V. (NASDAQ: NXPI), the worldwide leader in automotive processing and networking, announced today that it has entered into a definitive agreement to acquire Aviva Links, a provider of Automotive SerDes Alliance (ASA) compliant in-vehicle connectivity solutions in an all-cash transaction valued at $242.5 million.

Increased adoption of advanced driver-assistance systems (ADAS) and in-vehicle infotainment (IVI), such as in-cabin digital cockpits for software-defined vehicles (SDVs), requires highly-asymmetric camera and display networks with high downstream and low upstream bandwidth. Today’s proprietary, sole sourced asymmetrical links limit automakers to non-standardized solutions.

Aviva Links brings the industry’s most advanced ASA compliant portfolio, supporting SerDes point-to-point (ASA-ML) and Ethernet-based connectivity (ASA-MLE) with data rates up to 16 Gbps. The company, has secured design wins at two major automotive OEMs and is sampling its devices to various OEMs and Tier-1 suppliers.

The Automotive SerDes Alliance (ASA), formed in 2019 with NXP as a founding member, helps participating automakers to migrate to open source, interoperable networking solutions that best meet the needs of their increasingly software-defined vehicle offerings. ASA brings an open standard with data rates scalable from 2 Gbps to 16 Gbps and it includes link-layer security. In addition to establishing SerDes point-to-point communication, the standard addresses the seamless migration to efficient Ethernet-based sensor connectivity.

NXP market intelligence expects the addressable market for ADAS and IVI asymmetrical links to grow from $1 billion in 2024 to $2 billion in 20341. Aviva Links’ acquisition by NXP is expected to help boost this growth by shifting the market from today’s proprietary links to open standard ASA SerDes connections. The acquisition is expected to close in the first half of 2025 subject to customary closing conditions, including regulatory approvals.

“NXP is one of ASA’s founding partners, and we are thrilled to add asymmetrical multi-gigabit ASA links to our portfolio. This complements and expands our leadership position in automotive networking solutions ranging from CAN and LIN to Ethernet switches and physical layer devices. This portfolio enables us to
1 NXP internal estimates, December 2024

offer OEMs complete networking solutions directly, making the software-defined vehicle a reality,” said Meindert van den Beld, Senior Vice President and General Manager of In-vehicle Networking at NXP. “Furthermore, we are excited to have Aviva Links’ highly knowledgeable team join NXP’s automotive innovation ranks.”

With over 150 members today, Automotive SerDes Alliance (ASA) represents the complete automotive ecosystem, including car manufacturers like BMW, Ford, Stellantis and General Motors, tier-one suppliers, semiconductor vendors, cable and connector manufacturers, test tool vendors, and test houses. As one of the founding members, the BMW Group is the first car manufacturer to have publicly announced series production with ASA-ML this decade.

Forward Looking Statements
This document includes forward-looking statements which include statements regarding NXP’s acquisition of Aviva Links, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors and other cautionary statements included in NXP’s SEC filings. Copies of NXP’s SEC filings are available on NXP’s Investor Relation website, https://investors.nxp.com or from the SEC website, www.sec.gov.

About NXP Semiconductors
NXP Semiconductors N.V. (NASDAQ: NXPI) is the trusted partner for innovative solutions in the automotive, industrial & IoT, mobile, and communications infrastructure markets. NXP's "Brighter Together" approach combines leading-edge technology with pioneering people to develop system solutions that make the connected world better, safer, and more secure. The company has operations in more than 30 countries and posted revenue of $13.28 billion in 2023. Find out more at www.nxp.com.

NXP and the NXP logo are trademarks of NXP B.V. All other product or service names are the property of their respective owners. All rights reserved. © 2024 NXP B.V

For more information, please contact:

Americas and Europe	Greater China / Asia
Andrea Lempart	Ming Yue
Tel: +49 175 610 695 1	Tel: +86 21 2205 2690
Email: andrea.lempart@nxp.com	Email: ming.yue@nxp.com

NXP-Corp
NXP-Auto